Exhibit 99.1

RESULTS OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

October 13, 2022, Vancouver, B.C. Patagonia Gold Corp. (“Patagonia” or the “Company”) (TSXV: PGDC) announces that at the Annual General and Special Meeting of the shareholders held on October 12, 2022 (the “Meeting”), the shareholders elected Christopher van Tienhoven, Tim Hunt and Alexander Harper as directors of the Company for the forthcoming year. All motions, including the approval of the Company’s amended stock option plan and appointment of the Company’s auditors, were passed by a majority of the shares represented in person or by proxy, showing strong support from voting shareholders.

Christopher van Tienhoven, Chief Executive Officer states, “On behalf of the Board and Management of the Company, we thank the directors leaving the office for their valuable contribution in the performance of their duties as members of the Board and note that Mr. Carlos Miguens continues to be the largest shareholder of Patagonia Gold Corp and committed to the success of the Company”.

About Patagonia Gold

Patagonia Gold Corp. is a South America focused, publicly traded mining company listed on the TSX Venture Exchange. The Company seeks to grow shareholder value through exploration and development of gold and silver projects in the Patagonia region of Argentina. The Company is primarily focused on the Calcatreu project in Rio Negro and the development of the Cap-Oeste underground project. Patagonia, indirectly through its subsidiaries or under option agreements, has mineral rights to over 430 properties in several provinces of Argentina and Chile and is one of the largest landholders in the province of Santa Cruz, Argentina.

For more information, please contact:

Dean Stuart

T: 403 617 7609

E: dean@boardmarker.net

Christopher van Tienhoven, Chief Executive Officer

Patagonia Gold Corp

T: +54 11 5278 6950

E: cvantienhoven@patagoniagold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.